Exhibit 99.1

Mountain Province Diamonds Results of First Diamond Sale of 2018

Shares Issued and Outstanding: 160,253,501
TSX and NASDAQ: MPVD

TORONTO and NEW YORK, Feb. 12, 2018 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX and NASDAQ: MPVD) today announces the results of its recently completed first diamond sale of 2018.  This sale has resulted in Mountain Province's highest result to date in total dollar terms, with total sale proceeds of US$27.3 million for an average value per carat of US$78, and US$83 on a normalized basis.

The results of the first tender sale, with preceding sale results for comparative context, are summarized as follows:

	2017-Q1 Sales 1-3	2017-Q2 Sales 4-5	2017-Q3 Sales 6-7	2017 Oct Sale 8	2017 Nov Sale 9	2017 Dec Sale 10	2018 Feb Sale 1
Tender Sale Proceeds (USD million)	37.7	33.8	48.0	21.3	19.0	19.1	27.3
Carats Sold ('000s)	522	370	753	353	288	364	351
Value per Carat (USD)[1]	72	91	64	60	66	53	78
Normalized Value per Carat (USD)[2]	72	79	78	63	71	65	83
[1]	Diamonds sold at individual sale events will not directly reflect run-of-mine production from specific processing periods. The timing of the sale of some goods may be accelerated or deferred for tactical marketing purposes.  Realized average value per carat is also impacted by the binary nature of the fancies and specials bidding process within each production split, conducted approximately every five weeks with the Company's joint venture partner, De Beers Canada Inc.  The winning
	party of each fancies and specials bid then markets 100% of those diamonds.
[2]	Normalized to adjust for goods accelerated or deferred, and to include fancies and specials acquired through bid by De Beers Canada Inc.

The diamonds offered in this first sale of 2018 were sourced from the last production split of 2017.  The stronger realized values reflect the improved size distribution observed in that split as well as the quality of the fancies and specials.  In addition, robust demand saw prices increase an average of approximately 7% over those of the preceding sale held in December.  Note that only half of the fancies and specials from the last production split of 2017 were offered in this sale, with the remainder deferred for inclusion in the upcoming second sale of 2018.

Said Reid Mackie, the Company's Vice President Diamond Marketing, "Our January sale broke all records in terms of revenue and customer activity.  More than 200 companies participated, with 140 placing bids and delivering our highest revenue figure to date.  Particularly promising is that all product areas saw healthy price increases, especially the large, special stone category which achieved both record prices per carat and the highest value individual stone sold by Mountain Province to date."

To more meaningfully relate prices realized at sale events to production results, the Company also provides the following table:

Production Period[4]	Inception to End of Year 2016	H1 2017	Q3 2017	Oct 2017	Nov 2017[3]	Dec 2017	Jan 2018

Sale in Which Goods Were Primarily Sold	1 & 2	3 to 7 & Partial 8	Partial 8 to 10	1	1	n/a2	n/a2
Tonnes Processed (100%) ('000s)	515	1,259	823	263	236	194	327
Recovered Grade (carats per tonne)	1.64	1.97	2.22	2.40	2.22	2.42	1.89
Carats Recovered (100%) ('000s)	847	2,481	1,825	632	525	470	618
Carats Recovered (49% share) ('000s)	422	1,216	894	310	230	257	303
Attributed Value per Tonne in CAD[1]	143	183	172	211	184	n/a2	n/a2
[1]	Attributed Value per Tonne has been determined based on realized sale results, with any accelerated or deferred goods adjusted to their period of production, reflecting only the Company's 49% share of all diamonds including fancies and specials.
[2]	Not applicable as goods from this production period have not yet been sold.
[3]	November 2017 production figures revised for subsequent reconciliation adjustment.
[4]	Total figures may differ slightly from the sum of monthly figures due to the effects of rounding.

Said David Whittle, the Company's Interim President and Chief Executive Officer, "The results of this sale were driven not only by the quality of the diamonds on offer but stronger rough diamond prices generally, as we experienced an improvement in customer sentiment similar to that which has been reported by the industry generally.  We have experienced general rough diamond price increases of approximately 12% since October, supporting a view of improving market fundamentals.  Operationally, we note the strong plant throughput in January, representing exceptional performance in the heart of winter."

Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kué diamond mine located in Canada's Northwest Territories.  Gahcho Kué is the world's largest new diamond mine, consisting of a cluster of four diamondiferous kimberlites, three of which are being developed and mined under the initial 12 year mine plan.

Qualified Person
The disclosure in this news release of scientific and technical information regarding Mountain Province's mineral properties has been reviewed and approved by Keyvan Salehi, P.Eng., MBA, a Qualified Person as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects.

Caution Regarding Forward Looking Information
This news release contains certain "forward-looking statements" and "forward-looking information" under applicable Canadian and United States securities laws concerning the business, operations and financial performance and condition of Mountain Province Diamonds Inc.  Forward-looking statements and forward-looking information include, but are not limited to, statements with respect to estimated production and mine life of the project of Mountain Province; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; the future price of diamonds; the estimation of mineral reserves and resources; the ability to manage debt; capital expenditures; the ability to obtain permits for operations; liquidity; tax rates; and currency exchange rate fluctuations.  Except for statements of historical fact relating to Mountain Province, certain information contained herein constitutes forward-looking statements.  Forward-looking statements are frequently characterized by words such as "anticipates," "may," "can," "plans," "believes," "estimates," "expects," "projects," "targets," "intends," "likely," "will," "should," "to be", "potential" and other similar words, or statements that certain events or conditions "may", "should" or "will" occur.  Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  Many of these assumptions are based on factors and events that are not within the control of Mountain Province and there is no assurance they will prove to be correct.

Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include variations in ore grade or recovery rates, changes in market conditions, changes in project parameters, mine sequencing; production rates; cash flow; risks relating to the availability and timeliness of permitting and governmental approvals; supply of, and demand for, diamonds; fluctuating commodity prices and currency exchange rates, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated.

These factors are discussed in greater detail in Mountain Province's most recent Annual Information Form and in the most recent MD&A filed on SEDAR, which also provide additional general assumptions in connection with these statements.  Mountain Province cautions that the foregoing list of important factors is not exhaustive.  Investors and others who base themselves on forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail.  Mountain Province believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon.  These statements speak only as of the date of this news release.

Although Mountain Province has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Mountain Province undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws.  The reader is cautioned not to place undue reliance on forward-looking statements.  Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered as the property is developed.

Further, Mountain Province may make changes to its business plans that could affect its results.  The principal assets of Mountain Province are administered pursuant to a joint venture under which Mountain Province is not the operator.  Mountain Province is exposed to actions taken or omissions made by the operator within its prerogative and/or determinations made by the joint venture under its terms.  Such actions or omissions may impact the future performance of Mountain Province.  Under its current note and revolving credit facilities Mountain Province is subject to certain limitations on its ability to pay dividends on common stock.  The declaration of dividends is at the discretion of Mountain Province's Board of Directors, subject to the limitations under the Company's debt facilities, and will depend on Mountain Province's financial results, cash requirements, future prospects, and other factors deemed relevant by the Board.

SOURCE Mountain Province Diamonds Inc.

View original content: http://www.newswire.ca/en/releases/archive/February2018/12/c2428.html

%CIK: 0001004530

For further information: Mountain Province Diamonds Inc., David Whittle, Interim President and CEO, 161 Bay Street, Suite 1410, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 21:00e 12-FEB-18